Exhibit 2.01

CAE Inc.

Conflict Minerals Report

For The Year Ended December 31, 2013

This Conflict Minerals Report (this “Report”) of CAE Inc. (“CAE”) has been prepared for the reporting period from January 1, 2013 to December 31, 2013 pursuant to Rule 13p-1 and Form SD (the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended.  The Rule imposes certain reporting obligations on SEC registrants who manufacture or contract to manufacture products containing conflict minerals which are necessary to the functionality or production of their products.  Conflict Minerals are defined as cassiterite, columbite-tantalite (coltan), gold, wolframite, or their derivatives, which are limited to tantalum, tin and tungsten and gold (3TG) for the purposes of this assessment.  The “Covered Countries” for the purposes of the Rule are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola.

If a registrant has reason to believe that any of the conflict minerals necessary to the functionality or production of their products may have originated in the Covered Countries, or if they are unable to determine the country of origin of those conflict minerals, then the registrant must exercise due diligence on the conflict minerals’ source and chain of custody and submit a Conflict Minerals Report to the SEC that includes a description of those due diligence measures.

This Report is not audited as the Rule provides that if a registrant’s products are “DRC conflict undeterminable” for the reporting period of 2013 or 2014 this Report is not subject to an independent private sector audit.

This Report has been prepared by management of CAE.  The information includes the activities of all majority-owned subsidiaries and variable interest entities that are required to be consolidated.  As a company in the simulator manufacturing business, the supply chain with respect to CAE’s products is complex, and there are many third parties in the supply chain between the ultimate manufacturer of the products and the original sources.  CAE is several levels removed from the mining of conflict minerals and does not make purchases of raw ore or unrefined conflict minerals and makes no purchases in the Covered Countries.

Due Diligence Process

CAE undertook due diligence to determine the conflict minerals status of the necessary conflict minerals, gold and tin, used in components for manufacturing CAE’s products.  These due diligence measures took into account the framework in The Organisation for Economic Co-operation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (OECD Guidance), an internationally recognized due diligence framework.

CAE’s due diligence measures were based on the Electronic Industry Citizenship Coalition and Global e-Sustainability (“EICC/GeSI”) initiative with the smelters and refiners of conflict minerals who provide those conflict minerals to our suppliers.  The conflict minerals survey template contains questions about the origin of conflict minerals included in their products, as well as supplier due diligence.  The template was developed to facilitate disclosure and communication of information regarding smelters that provide material to a company’s supply chain.  It also includes questions regarding a supplier’s conflict-free policy, engagement with its direct suppliers, and a listing of the smelters the supplier and its suppliers use.

CAE’s due diligence measures included:

  Identifying CAE products that include any Conflict Minerals – in our case, small elements of 3TG found in computer circuit board solder and filaments.

  Conducting a supply-chain survey with direct suppliers of sub-components containing conflict minerals using the EICC/GeSI Conflict Minerals Reporting Template to identify the smelters and refiners, including a reasonable inquiry into the country of origin of the conflict minerals.

  A review of each reporting template returned by our suppliers for completeness of information provided.

We rely on suppliers within our supply chain, whose components may contain 3TGs, to provide us with information about the source of potential 3TGs contained in the components supplied to us.  For 2013, the vast majority of our survey responses from our suppliers indicated that their products either did not contain 3TGs or contained 3TGs which did not originate from the Covered Countries.  Four direct suppliers did not respond, or responded in an incomplete fashion, to the supply chain survey.

Conclusion

After exercising the due diligence described above, CAE was unable to determine whether or not all of its products qualify as “DRC conflict free,” as defined under the Rule.  Accordingly, CAE has reasonably determined that certain of these products are “DRC conflict undeterminable,” as defined in the Rule.  CAE made this determination due to a lack of information from several of its suppliers to conclude whether the necessary conflict minerals originated in the Covered Countries and, if so, whether the necessary conflict minerals were from recycle or scrap sources, were DRC conflict free or have not been found to be DRC conflict free.  CAE terminated its supplier business relationship with those suppliers which provided incomplete survey responses or failed to respond to CAE’s supply-chain survey.

In the next compliance period, CAE intends on enhancing the following steps to improve the information gathered from its due diligence measures to further mitigate the risk that its necessary conflict minerals do not benefit armed groups. These steps include, but are not limited to:

  Continuing to inform our suppliers of CAE’s corporate policy on responsible sourcing.
  Only carrying on business with suppliers who complete in a satisfactory fashion our supplier’s smelter surveys.
  In the event that CAE confirms that a supplier has failed to cooperate sufficiently with a due-diligence investigation, fails to follow requests for remediation or has otherwise violated this policy, CAE shall take necessary actions, including without limitation, termination of business with such supplier by stopping new orders.